May 1, 2014

RE: Get cash now from your Signature Office REIT, Inc.
 (formerly Wells Core Office/Wells III) investment.

Dear Investor,

Good news!  Now you can sell your Signature Office REIT, Inc. investment and regain control of your money (formerly known as Wells Core Office Income REIT or Wells REIT III).  Right now, MacKenzie Capital Management, LP will pay you $15.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Signature Office REIT, Inc. to decide if or when you get your money back. But this offer expires on June 13, 2014, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Signature Office REIT, Inc. has terminated its share redemption program and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to sell your Shares.

•	Get liquidity before 2020. The REIT says it plans to provide shareholder liquidity by at least July 2022. If you want your cash this decade, this offer provides you with that opportunity.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Signature Office REIT, Inc. confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Assignment Form and the Offer to Purchase available at the website below. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires June 13, 2014 (unless extended). So don’t delay. Fill out and mail in the Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 1,100,000 Shares at a price of $15.00 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/SignatureREIT.pdf.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON June 13, 2014, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.